

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Via E-mail
Manmeet S. Soni
Chief Financial Officer
Pharmacyclics, Inc.
995 E. Arques Avenue
Sunnyvale, CA 94085-4521

Re: Pharmacyclics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 000-26658

Dear Mr. Soni:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Data for the Year Ended December 31, 2013 and 2012 (unaudited):
Cost of Goods Sold (in thousands), page 56

1. You indicate that you recorded inventory costs related to IMBRUVICA™ as research and development expense prior to September 30, 2013, and had approximately $16,100,000 of this zero-cost inventory on hand as of December 31, 2013. Your cost of goods sold was 25.8% of product revenue, net in 2013. Please provide us proposed disclosure to be included in future periodic reports that indicates your estimate of cost of goods sold as a percentage of product revenue, net once the zero-cost inventory is exhausted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant